SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 04/17

Clarifications about the news item published

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby provides clarifications on the news item published today by the news agency Valor Econômico, under the title “Copel prepares offer of shares of R$ 4 billion”, requested through the Official Letter 1133/2017 - SAE, sent on June 08, 2017 by BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, the content of which is transcribed below.

_______________________

Ref.: Request for clarification regarding news published in the media

 Dear Sirs,

 In a report published by the newspaper Valor Econômico, on June 08, 2017, among other information, it is stated that this company:

• Placed on the street a plan to make an offer of shares in which it intends to raise approximately R$ 4 billion;

• Asked that banks and law firms interested in advising it in the process should submit their proposals by Friday (the first of a series of practical measures before filing the request for offer at the Securities and Exchange Commission), so there is still no Term for the operation;

• It is expected that the operation will be totally primary.

We  have  not identified  this  information  in  the  documents  sent  by  the  company  through  the  Empresas.NET System. In case of contradiction, please inform the document and the pages containing the information, as well as the date and time in which they were sent.

It is worth noting that the company should publish periodic information, and any other information of interest to the market, through the Empresas.NET System,  thus ensuring its  immediate  and full dissemination and the fair treatment of its investors and other market participants.

That said, we request a clarification on the item mentioned, up until June 09, 2017, subject to the provisions of the sole paragraph of Article 6 of CVM Instruction nº 358/02, with your confirmation or not, as well as any other information you consider relevant.

The answer to this company should be sent through the IPE module by selecting the Category: Material Fact or the  Category:  Notice  to  the  Market,  the  Type:  Clarifications  of  CVM/Bovespa  requests,  and  the  Subject:  News item  published  in  the  media,  which  will  result  in  the  simultaneous  transmission  of  the  file  to

Material Fact – 04/17

BM&FBOVESPA  and  CVM.  The option to answer through a Material Fact does not rule out any assessment, by CVM, of the responsibility of its timely disclosure, pursuant to CVM Instruction No. 358/02.

We emphasize the obligation, established in the sole paragraph of article 4 of CVM Instruction 358/02, to inquire the  management  and the  controlling  shareholders  of  the  company,  as  all  as  any  other  person  with  access  to material  acts  or  facts,  in order  to  ascertain  whether  they  have  knowledge  of  any  information  that  should  be disclosed to the market.

The file to be sent should must have the transcription of the above request before the company’s reply.

This request falls within the Cooperation Agreement signed by CVM and BM&FBOVESPA on December 13, 2011, and its non-compliance may subject the company to the possible application of a punitive fine by CVM’s Corporate Relations Head Office – SEP, according to the provisions of CVM Instruction No. 452/07.

Best regards,

Nelson Barroso Ortega

Companies Monitoring Head Office

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

 c.c.:  CVM - Brazilian Securities and Exchange Commission

         Mr. Fernando Soares Vieira - Companies Relations Head Officer

         Mr. Francisco José Bastos Santos - Market Relations and Intermediates Head Officer

__________________

Copel confirms that it evaluates a possible subsequent offering of shares as part of a comprehensive cash optimization study to support the Company’s strategic sustainable growth plan.

The Company will keep the market informed of any relevant updates related to the matter.

Curitiba, June 8, 2017.

Adriano Rudek de Moura

Chief Finance and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.